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                             July 20, 2022

       Jason Wells
       Chief Financial Officer
       CenterPoint Energy, Inc.
       1111 Louisiana St.
       Houston, TX 77002

                                                        Re: CenterPoint Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 22,
2022
                                                            File No. 001-31447

       Dear Mr. Wells:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       CenterPoint Energy Consolidated Results of Operations, page 45

   1. We note that you describe, though without quantification, various key factors that are associated with the
change in net income or loss attributable to common shareholders, as well as key factors
that are associated with the change in unspecified non-GAAP
                                                        measures, arising from
your exclusion of effects attributed to other key factors, in comparing the various
periods. We see that you have taken a similar approach in your interim report for the
fiscal quarter ended March 31, 2022.

                                                        We believe that you
will need to revise your disclosures in the annual and interim reports to quantify the impact
of each key factor described in these comparisons, consistent with the requirements of
Item 303(a), (b), (b)(2)(i), and (c) of Regulation S-K; the magnitude
 Jason Wells
FirstName
CenterPointLastNameJason
            Energy, Inc. Wells
Comapany
July       NameCenterPoint Energy, Inc.
     20, 2022
July 20,
Page  2 2022 Page 2
FirstName LastName
         and relative contribution of each key factor on the overall change in net income or loss attributable to common shareholders should be clear. Please submit the revisions that you propose to address these concerns in amendments to your annual and interim reports.
2. We note that you disclose, along with your descriptions of key factors that impacted income or loss attributed to common shareholders, quantification of the overall change on an adjusted basis, i.e. excluding amounts associated with "those items" though without specification or quantification of the particular items or of the adjusted amounts.

         For example, near the end of page 45, you explain that income available to common shareholders increased $191 million in 2021, excluding those items, and following the first three points on page 46, you explain that income available to common shareholders in
         2020 increased $115 million, excluding those items. We see that you have taken a similar approach in your interim report for the fiscal quarter ended March 31, 2022.

         We believe that you should quantify the non-GAAP measures that are being utilized in your discussion and analysis, and provide the disclosures that are prescribed by Item 10(e)
         of Regulation S-K, including equally prominent disclosure of and reconciliation from the most comparable GAAP based measure. Please submit the revisions that you propose to address these concerns in amendments to your annual and interim reports.
CenterPoint Energy's Results of Operations by Reportable Segment, page 46

3. We note that you present measures described as revenues less cost of revenues in your tabulations on pages 47, 49 and 53, and reference these amounts in your variance explanations on pages 48, 50, and 54, covering your results of operations for the segments and CERC. We see that you have taken a similar approach in your interim report for the fiscal quarter ended March 31, 2022.

         However, these measures appear to be incomplete, due to the exclusion of depreciation and amortization and certain operation and maintenance costs that would be attributable to cost of revenues under GAAP. If your cost of revenues measures are incomplete, the margin measures should be identified as non-GAAP measures, and you should provide the disclosures prescribe by Item 10(e) of Regulation S-K, including equally prominent disclosure of, and a reconciliation from, the most comparable GAAP based measure, which we believe would be a GAAP measure of gross profit or margin.

         Alternatively, if you did not intend to present non-GAAP margin measures you may correct your compilation of cost of revenues and the margin measures to conform with
         GAAP. Please submit the revisions that you propose to address these concerns in amendments to your annual and interim reports.
 Jason Wells
CenterPoint Energy, Inc.
July 20, 2022
Page 3
Financial Statements
Note 16 - Commitments and Contingencies
Litigation Related to the February 2021 Winter Storm Event, page 164

4. We note your disclosure explaining that you or your subsidiaries have received claims and lawsuits filed by plaintiffs alleging personal injury, property damage and other injuries and damages associated with the Winter Storm Event, and have become involved in various investigations, litigation and regulatory and legal proceedings regarding efforts to restore power and compliance with NERC, ERCOT and PUCT rules and directives.

         You further clarify that you or your subsidiaries are named as defendants in litigation arising from this event, including claims for wrongful death, personal injury, property damage, impacts on businesses, shareholders and other matters. You indicate that you are unable to estimate a range of potential losses, although you have not quantified any damages sought by the counterparties in the matters referenced by this disclosure, or the corresponding disclosure on page 40 of your recent interim report.

         Given that you are unable to estimate the possible loss or range of loss, we understand that you are unable to conclude that your exposure to loss would not encompass the amounts of damages claimed. Therefore, you should disclose any quantification of damages sought by the counterparties in the litigation referenced by this disclosure to comply with
         FASB ASC 450-20-50-3. Please revise your disclosure to include such information or to clarify if there has been no such quantification by the litigants.

         Also revise your disclosure on page 42, stating that "CenterPoint Energy does not, at this time, anticipate long-term financial impacts associated with the February 2021 Winter
         Storm Event," to clarify if your expectations are for near-term settlement of litigation rather than a more distant timeframe, where the impacts could nevertheless be material, or to clarify if you have assessed your exposure to material loss as remote.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenifer Gallagher, Staff Accountant at (202)
551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameJason Wells                                  Sincerely,
Comapany NameCenterPoint Energy, Inc.
                                                               Division of
Corporation Finance
July 20, 2022 Page 3                                           Office of Energy
& Transportation
FirstName LastName